Ink'd Greetings, Inc.



ANNUAL REPORT

4327 N 57TH PL

PHOENIX, AZ 85018

(480) 522-8722

http://inkdgreetings.com

This Annual Report is dated May 2, 2024.

BUSINESS

Company Overview

Ink'd Greetings, LLC was formed as an Arizona Limited Liability Company on March 24, 2022. Ink'd Greetings, LLC moved to Delaware and converted to a C-Corporation on October 25, 2023. The company, which began its operations on March 10, 2023, aims to revolutionize the personalized greeting card and gift card industry through its service. This service is centered around self-service kiosks that enable customers to effortlessly customize and print cards on-demand, choosing from a wide array of designs and themes suitable for various occasions.

With its headquarters in Phoenix, Arizona, and serving customers across the United States, we believe Ink'd Greetings stands out for its unique value proposition. This includes lower production costs, cost-effective pricing, and a focus on efficient inventory management. These factors contribute to its mission of helping millions of people create the perfect gift and rewriting the norms of the traditional greeting and gift card industry. The company generates revenue through both its website, www.inkdgreetings.com, and its advanced kiosks and related technologies, offering a blend of convenience and creativity to its users.

Intellectual Property

The company's intellectual property consists of patent applications & a trademark all owned by Ink'd Greetings, Inc. Ink'd Greetings currently only has patent applications pending and has not yet been issued a patent.

1. Patent Applications: 508200608; 508200514

2. Patent Application Number: 18/200519

3. Trademark Serial Number: 98217060

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 8,500,000

Use of proceeds: Founders Shares

Date: October 25, 2023

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 1,500,000

Use of proceeds: This involves the sale of 1.5 million preferred shares to investors for $0.6666 per share. The founders, Andrew Ekmark and Samantha Ekmark, purchased 75,000 of the total 1.5 million shares available.

Date: October 25, 2023

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

We are currently generating revenue and aim to continue this trend while expanding our revenue streams by establishing additional locations. We estimate we can operate for 1 year without revenue generation.

Foreseeable major expenses based on projections:

We foresee software as a significant cost moving forward as well as physical kiosks as we place our hardware at pilots in Arizona and across America.

Future operational challenges:

As we roll out to more locations in different regions, we anticipate a learning curve to operations and building out our maintenance crews. These challenges might include (1) Site Selection and Logistics (2) Maintenance and Technical Support (3) Customization for Regional Preferences (4) Supply Chain Management (5) Network and Data Management (6) Scalability and Flexibility

Future challenges related to capital resources:

Raising capital will be a primary concern for our company as the funding environment is drier than typical. However, we do have some retailers and VC's interested in equity and debt financing our kiosk rollouts, which we believe would allow for strong profitability without strong dilution.

Future milestones and events:

We are in negotiations with a few retailers that could benefit our company significantly if we are able to lock them down. If we can have a successful pilot launch with brands, we believe we could accelerate future rollouts and work towards profitability."

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $28,265.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Andrew Curtis Ekmark & Samantha Louise Ekmark

Amount Owed: $79,441.00

Interest Rate: 0.0%

Andrew Ekmark, shareholder, and his wife, loaned the Company $79,441. The loans are 0% interest and due on demand.

Creditor: Chisos Venture Income Fund

Amount Owed: $40,000.00

Interest Rate: 0.0%

The Company entered a revenue sharing agreement with Andrew Ekmark and Chisos Venture Income Fund, LLC on 10/3/23. The agreement involves monthly payments by the Participant or the Company to Chisos, based on a percentage of future income. Key terms include a $40,000 funding amount, a $3,000,000 financing hurdle, 10% income share, and a payment cap of twice the funding amount over a 120-month term. If all payments are made on time, no further payment is required after the term, even if total payments are less than the funding amount. Additionally, the Company issued Chisos a SAFE (Simple Agreement for Future Equity), which converts into shares during a third-party equity financing, equaling 0.75% of the company's fully diluted capitalization. The conversion amount reduces proportionally to the payment towards the Payment Cap, up to a maximum of two-thirds reduction.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Andrew Curtis Ekmark

Andrew Curtis Ekmark's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director

Dates of Service: March, 2023 - Present

Responsibilities: Cofounder and CEO of Ink'd Greetings. Salary: 45,000

Other business experience in the past three years:

Employer: Boston Consulting Group

Title: Associate

Dates of Service: June, 2019 - April, 2021

Responsibilities: Andrew helped fortune 500 companies capture market through the usage of digitization of their businesses as well as consumer facing companies make meaningful impacts by introducing new products and pilots, adjusting their use of promotions, and marketing.

Other business experience in the past three years:

Employer: Laveen Land Holdings LLC

Title: CEO & Founder

Dates of Service: April, 2019 - June, 2023

Responsibilities: Found and purchased several parcels of adjacent land and went through rezoning and annexation

Other business experience in the past three years:

Employer: Match Your Money

Title: CEO & Founder

Dates of Service: January, 2022 - December, 2022

Responsibilities: Led a financial company that offered customers the ability to fund their 401 Ks who work for a company with a company match.

Name: Samantha Louise Ekmark

Samantha Louise Ekmark's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Cofounder, CPO, & Director

Dates of Service: March, 2023 - Present

Responsibilities: Sammi is Chief Product Officer and oversees everything product related at Ink'd. Salary: 45,000

Other business experience in the past three years:

Employer: Sammis Cookie Co

Title: Founder and CEO

Dates of Service: November, 2020 - January, 2022

Responsibilities: Created and ran an online bakery using a basement kitchen to fulfill thousands of orders shipped across North America.

Name: Gerard Charles Backland

Gerard Charles Backland 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Creative Officer

Dates of Service: November, 2023 - Present

Responsibilities: Providing content, advice and direction on creative matters, including marketing and creative direction of the company

Other business experience in the past three years:

Employer: Blue Dog Social Media Services

Title: Strategic Advisor Creative and Social

Dates of Service: January, 2022 - January, 2024

Responsibilities: Providing strategic and creative advice on social media content and strategy

Other business experience in the past three years:

Employer: Diply (Plaid Creations)

Title: Strategic Advisor

Dates of Service: January, 2018 - January, 2022

Responsibilities: Providing creative and strategic advice on creative and content projects.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Andrew Ekmark

Amount and nature of Beneficial ownership: 3,980,125

Percent of class: 39.8

Title of class: Common Stock

Stockholder Name: Samantha Ekmark

Amount and nature of Beneficial ownership: 3,980,125

Percent of class: 39.8

RELATED PARTY TRANSACTIONS

Name of Entity: Andrew Curtis Ekmark & Samantha Louise Ekmark

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Andrew Ekmark, shareholder, and his wife, loaned the Company $79,441.

Material Terms: The loans are 0% interest and due on demand.

OUR SECURITIES

The company has authorized Common Stock, Chisos Venture Income Fund LLC SAFE Agreement, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 620,602 of Common Stock.

Common Stock

The amount of security authorized is 11,000,000 with a total of 8,500,000 outstanding.

Voting Rights

Common stockholders are entitled to one vote for each share of common stock. There shall be no cumulative voting.

Material Rights

*Please see voting rights of securities sold in this offering below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Transfer Restrictions

Pursuant to a provision in the Company's Bylaws, there are transfer restrictions on the Common Stock. The Company has amended its Bylaws to remove the transfer restriction on securities issued through Regulation Crowdfunding. This means that investors in this offering will not be subject to the transfer restrictions in the Bylaws. This does not guarantee future liquidity.

Chisos Venture Income Fund LLC SAFE Agreement

The security will convert into Preferred stock and the terms of the Chisos Venture Income Fund LLC SAFE Agreement are outlined below:

Amount outstanding: $40,000.00

Maturity Date: September 28, 2033

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: None

Conversion Trigger: Equity Financing of Preferred Stock, Liquidity Event

Material Rights

The Company entered a revenue sharing agreement with Andrew Ekmark and Chisos Venture Income Fund, LLC on 10/3/23. The agreement involves monthly payments by the Participant or the Company to Chisos, based on a percentage of future income. Key terms include a $40,000 funding amount, a $3,000,000 financing hurdle, 10% income share, and a payment cap of twice the funding amount over a 120-month term. If all payments are made on time, no further payment is required after the term, even if total payments are less than the funding amount. Additionally, the Company issued Chisos a SAFE (Simple Agreement for Future Equity), which converts into shares during a third-party equity financing, equaling 0.75% of the company's fully diluted capitalization. The conversion amount reduces proportionally to the payment towards the Payment Cap, up to a maximum of two-thirds reduction.

Series Seed Preferred Stock

The amount of securities outstanding is 1,500,000.

Material Rights

Voting

Series Seed Preferred Shareholders have one vote for every number of whole shares of common stock owned.

Dividends

The holders of the Series Seed Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends are in preference to and prior to any payment of any dividend on Common Stock and are not cumulative.

Conversion

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the applicable Conversion Price in effect at the time of conversion. The Original Issue Price for the Series Seed Preferred Stock is $0.67 and the Conversion Price in effect at the time of this Regulation CF offering is $.067. At the time of this offering, the conversion ratio is 1:1.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series Seed Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the Common Stockholders.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. We may never have an operational product or service It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Ink'd Greetings was formed on 10/25/2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ink'd Greetings has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the

Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2024.

Ink'd Greetings, Inc.

By   /s/ *Andrew Ekmark*

       Name: Ink'd Greetings, Inc.

       Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Andrew Ekmark, the CEO of Ink'd Greetings, hereby certify that the financial statements of Ink'd Greetings and notes thereto for the period ending 2023 included in this Form C offering statement is true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of -$130,509; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/29/2024



_____ (Signature)

CEO
_____ (Title)

4/30/2024
_____ (Date)

Ink'd Greetings INC
Income Statement
From Inception (March 10, 2023) to Dec 31, 2023

	Inception to **December 31st, 2023**
Revenue	$ 5,025
Costs and expenses:	
COGS	385
Marketing and sales	-
General and administrative	144,979
Total costs and expenses	145,364
Income from operations	(140,339)
Interest and other income (expense), net	(170)
Income before provision for income taxes	(140,509)
Provision for income taxes	-
Net income	$ (140,509)

Ink'd Greetings INC
Consolidated Balance Sheet
From Inception (March 10, 2023) to Dec 31, 2023

	December 31st, 2023

ASSETS

Current Assets		
Checking/Savings	$	28,265
Accounts Receivable, net		
Inventory		3,934
Prepaid Expenses		
Other Assets		
Total Current Assets		32,199
Total Fixed Assets, net		593,343
Other Assets		
TOTAL ASSETS		**625,542**

LIABILITIES & EQUITY

Current Liabilities	
Accounts Payable	108,519
Accrued Expenses	-
Short term debt	120,866
Total Current Liabilities	229,385
Long Term Liabilities	
Long term debt	40,000
Total Long Term Liabilities	40,000
Total Liabilities	269,385
Equity	
Capital Stock/Member's Equity	496,667
Member Draws	-
Retained Earnings/(Deficit)	(140,509)
Total Equity	356,158
TOTAL LIABILITIES & EQUITY	$ 625,543


Ink'd Greetings INC
Statement of Stockholder's Equity
From Inception (March 10, 2023) to Dec 31, 2023


	Preferred Units		Common Units		Additional Paid-in Ca	Other Activity	Accumulated Earn	Total Members' Equity
	Shares	Amount	Shares	Amount				
Inception (March 10, 2023)	745,001	$ 496,667	539,750	$ -	$ -	$ -	$ -	$ 496,667
Issuance of founders Units			7,960,250	-	-	-	-	-
Units issued for services	-	-		-	-	-	-	-
Capital Units	-	-		-	-	-	-	-
Equity option compensation	-	-		-	-	-	-	-
Net income (loss)	-	-		-	-	-	(140,509)	(140,509)
December 31, 2023	1,200,000	496,667	8,500,000	-	-	-	(140,509)	356,158

Ink'd Greetings INC
Statement of Cash Flows
From Inception (March 10, 2023) to Dec 31, 2023

	Inception to December 31st, 2023
Cash flows from operating activities	
Net income	$ (140,509)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	-
Share-based compensation	-
Deferred income taxes	-
Tax benefit from share-based award activity	-
Other	-
Changes in assets and liabilities:	
Accounts receivable	-
Prepaid expenses and other current assets	-
Other assets	-
Accounts payable	108,519
Accrued expenses and other current liabilities	
Deferred revenue and deposits	-
Short term debt	120,866
Other liabilities	40,000
Net cash provided by operating activities	128,876
Cash flows from investing activities	
Purchases of property and equipment	597,277
Sales of marketable securities	
Member Draws	-
Acquisitions of businesses, net of cash acquired, and purchases of intangible assets	-
Change in deposits	-
Net cash used in investing activities	597,277
Cash flows from financing activities	
Taxes paid related to net share settlement of equity awards	-
Sale of Units	-
Principal payments on capital lease and other financing obligations	-
Repurchases of Units	-
Other financing activities, net	-
Net cash used in financing activities	-
Net (decrease) increase in cash and cash equivalents	(468,402)
Cash and cash equivalents at beginning of period	496,667
Cash and cash equivalents at end of period	$ 28,265

NOTE 1 – NATURE OF OPERATIONS

Ink'd Greetings Inc was formed on the 2nd of August, 2023 ("Inception") in the State of Delaware. The financial statements of Ink'd Greetings, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Phoenix, AZ.

Ink'd Greetings engages in the greeting and gift card space.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of greeting and gift cards when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company owes a debt to the founders in the amount of roughly $72,000 and has outstanding notes for an additional $157,000 in total short term debt. The company also owes roughly $40,000 to a long term debt note secured by a personal guarantee from Andrew Ekmark.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending litigation against the Company or any of its officers. We have an office lease for roughly 8 months.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 8,500,000 shares of our common stock with par value of $0.00. As of December 2023, the company has currently issued 8,500,000 shares of our common stock.

Preferred Stock
We have authorized the issuance of 745,000 shares of our common stock with par value of $0.67. As of December 2023, the company has currently issued 745,000 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Andrew Ekmark, Principal Executive Officer of Ink'd Greetings, Inc., hereby certify that the financial statements of Ink'd Greetings, Inc. included in this Report are true and complete in all material respects.

Andrew Ekmark

CEO